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                                                               EXHIBIT (a)(5)(B)

[WOLOHAN LUMBER CO. LOGO]

                                                                  August 7, 2001

To Our Shareholders:

     We invite you to tender your shares of our common stock for purchase by Wolohan. We are offering to purchase up to 1,500,000 shares at a price of $15.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

     Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 5:00 p.m., Eastern time, on Friday, September 21, 2001, unless we extend it.

     We are making the offer to afford those shareholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales. The tender offer provides you with the opportunity to sell all or a portion of your shares at a price which is higher than the prevailing market prices for the shares immediately prior to the announcement of the offer and to do so with a number of shares of your choice subject to the terms and conditions of the offer.

     Our Board has approved the offer. However, neither we nor our Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares, and neither of them has authorized any person to make any recommendation. Shareholders are urged to evaluate carefully all information in the Offer to Purchase, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender. We have been advised that none of our directors or executive officers intends to tender any of their shares pursuant to the offer. However, the Wolohan Family Trust of which I am a Co-Trustee intends to conditionally tender that number of shares required in order to obtain capital gain treatment for federal income tax purposes, but in no event to exceed 600,000 shares.

     We have included a summary of the terms of the offer in the Offer to Purchase. Please read the Offer to Purchase and Letter of Transmittal for more information about the offer.

     If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

     If you have any questions regarding the offer or need assistance in tendering your shares, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or (Toll-Free) (800) 322-2885.

                                          Sincerely,

                                          [JAMES L. WOLOHAN SIG]

                                          James L. Wolohan
                                          Wolohan Lumber Co.
                                          President and Chief Executive Officer

1740 MIDLAND RD.      P.O. BOX 3235      SAGINAW, MICH. 48605     (989) 793-4532